Exhibit 99.1
STIKEMAN ELLIOTT
Stikeman Elliott LLP Barristers & Solicitors
1155 Rene-Levesque Blvd. West, 40th Floor, Montreal, Quebec, Canada H3B 3V2
Tel: (514) 397-3000 Fax: (514) 397-3222 www.stikeman.com
Zev Zelman

Direct:	(514) 397-3123

Fax:	(514) 397-3443

E-mail:	zzelman@stikeman.com

BY EMAIL, FAX AND COURIER	March 25, 2011
Atna Resources Ltd.
14142 Denver West Parkway
Suite 250
Golden, Colorado
80401
To the Board of Directors of Atna Resources Ltd.:
Re:	Proposal and Protocol for the May 6, 2011 Meeting of Atna Resources Ltd. (“Atna”) Shareholders
     We act as legal counsel to Lloyd I. Miller, III with respect to the matters discussed below.
     Further to our client’s recent discussions with Jim Hesketh, we are providing this letter to outline in writing our client’s request and expectations with respect to the upcoming Atna shareholders’ meeting (the “Meeting”), scheduled for May 6, 2011.
     As you know, our client owns and controls an aggregate of 12,310,133 common shares of Atna (“Shares”), representing approximately 12.43% of the outstanding Shares.
Nominees to the Board
     Our client wishes to nominate 3 members (the “Shareholder Nominees”) to the board of directors of Atna (the “Board”) at the Meeting. Our client has previously provided you with the names and biographies of the Shareholder Nominees: Steve Harmsen, Steve Scheiwe and Alan Howe. To that end, our client is requesting that the Shareholder Nominees be included as management nominees (the “Management Slate”) for election as director, in management’s proxy circular for the Meeting. The candidates whom our client has chosen as nominees are each qualified to act as directors under section 124 of the Business Corporations Act (British Columbia) and each will add value to the Board, as they possess strong, independent business track records. Our client’s request is based on a desire to see the Board possessed of persons who are acting entirely in the interests of shareholders with a view to creating long-term shareholder value.
MONTREAL
TORONTO
OTTAWA
CALGARY
VANCOUVER
NEWYORK
LONDON
SYDNEY

STIKEMAN ELLIOTT
     Mr. Miller’s concerns with respect to the current Board composition and direction of Atna have arisen due to the performance of Atna’s share price on the Toronto Stock Exchange. Despite the rising price of gold, Atna’s share price has declined steadily and drastically during the time in which Mr. Miller has been a shareholder. When Mr. Miller first became a shareholder of Atna in March of 2008, Atna’s Shares were trading at approximately $1.30 per Share. The closing price of Atna’s Shares on March 24, 2011 was $0.58 per share. In comparison, the London Gold Fix on March 25, 2008 was US$926.75. On March 24, 2011, it closed at US$1,447.00.
     In addition, our client is extremely disappointed that the current Board approved the recent bought deal financing for Atna, which closed on December 2, 2010. Pursuant to this financing, Atna issued 13,350,000 units at a price of C$0.60 per unit, causing serious dilution for existing shareholders. It is for these reasons that Mr. Miller seeks to reconstitute the Board at the Meeting.
     If the directors of Atna fail to include Mr. Miller’s nominees in the Management Slate, Mr. Miller intends to solicit proxies for their election.
Individual Director Vote
     With respect to the conduct of the Meeting, we request that shareholders be permitted to vote for individual director nominees at the Meeting rather than be provided with the limited option of voting for a slate of directors.
     Individual director voting has been encouraged by many reputable organizations in Canada, including the Canadian Coalition for Good Governance (the “CCGG”). The CCGG specifically recommends that current corporate statutes be amended to prohibit slate voting.
     ISS, in its 2011 Canadian Proxy Voting Guidelines Summary for TSX-Listed Companies, dated January 14, 2011 provides that “shareholders should have the ability to vote for their choice of directors individually from either ballot in a contested election so that the resulting board of directors truly reflects the wishes of a majority of the shareholders”. Further, ISS indicates that slate voting discourages shareholders from providing feedback through director elections and effectively shields directors from shareholder disapproval.
     In line with these current institutional recommendations, we request that Atna allow individual director voting at the Meeting.
Protocol at the Meeting
     If the Meeting results in a contest between our client and you, we also write to suggest that, in line with accepted practice, we work together, through counsel, to establish a protocol to govern the conduct of the Meeting and the receipt, tabulation and verification of proxies.

STIKEMAN ELLIOTT
     Mr. Miller would like to work with Atna to improve shareholder value.
     We hope you will reconsider Mr. Miller’s proposal to include the Shareholder Nominees in the Management Slate to be elected at the Meeting.

Yours truly,
(signed) Zev Zelman
Zev Zelman

c.c.	James K.B. Hesketh, CEO, President and Director, Atna Resources Ltd.
David H. Watkins, Chairman, Atna Resources Ltd.
Glen D. Dickson, Director, Atna Resources Ltd.
Ronald D. Parker, Director, Atna Resources Ltd.
David Fagin, Director, Atna Resources Ltd.
Christopher E. Herald, Director, Atna Resources Ltd.
Bull, Housser & Tupper LLP, Counsel to Atna Resources Ltd.
Lloyd I. Miller, III
Steve Balet, Oka-pi Partners
John Stark, Stikeman Elliott LLP
Maxime Turcotte, Stikeman Elliott LLP
Lisa Trienis, Stikeman Elliott LLP